(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

TSX:   NOC

www.northernperu.com

The unaudited consolidated financial statements, and accompanying notes thereto, for the periods ended  December 31, 2007 and 2006 have not been reviewed by the Company's independent auditors.

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS (expressed in Canadian dollars)

	December 31, 2007	June 30, 2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,318,006	$7,056,669
Receivables	60,595	35,753
Prepaid expenses	52,512	87,404

TOTAL CURRENT ASSETS	9,431,113	7,179,826

EQUIPMENT, net (Note 3)	103,837	94,922

MINERAL PROPERTIES (Note 4)	47,084,972	33,729,055

TOTAL ASSETS	$56,619,922	$41,003,803

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$3,817,726	$4,400,409
Accrued liabilities	1,190,280	1,578,655

	5,008,006	5,979,064

FUTURE INCOME TAX	131,787	131,787

TOTAL LIABILITIES	5,139,793	6,110,851

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	53,300,824	38,205,738

CONTRIBUTED SURPLUS (Note 8)	4,678,722	1,983,985

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(6,499,417)	(5,296,771)

TOTAL SHAREHOLDERS’ EQUITY	51,480,129	34,892,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,619,922	$41,003,803

Take-over bid (Note 13)

Commitments and contingencies (Notes 4(a) and 12)

Subsequent events (Note 14)

APPROVED BY THE DIRECTORS
“Marshall Koval”
Director
“Anthony Floyd”
Director

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	For the Three Months Ended December 31, 2007	For the Three Months Ended December 31, 2006	For the Six Months Ended December 31, 2007	For the Six Months Ended December 31, 2006
GENERAL AND ADMINISTRATIVE EXPENSES
Management and administrative services	$193,503	$544,067	$399,163	$662,025
Legal	202,902	35,775	257,652	59,838
Financing costs (Note 5(b))	-	-	178,935	-
Consultants	72,552	40,509	154,150	40,509
Travel and accommodation	27,924	3,568	77,720	4,716
Investor relations and promotion	56,244	52,403	70,571	118,515
Audit and accounting	29,084	52,744	56,956	68,371
Office and administration	26,520	25,847	55,745	46,279
Regulatory and transfer agent fees	28,214	12,205	46,539	22,451
Amortization	666	565	1,291	1,131

	637,609	767,683	1,298,722	1,023,835

OTHER INCOME (EXPENSE)
Interest income	99,910	49,135	127,781	109,117
Foreign exchange gain (loss)	(68,689)	69,674	(31,705)	145,215

	31,221	118,809	96,076	254,332

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(606,388)	(648,874)	(1,202,646)	(769,503)

DEFICIT, BEGINNING OF PERIOD	(5,893,029)	(2,246,155)	(5,296,771)	(2,125,526)

DEFICIT, END OF PERIOD	$(6,499,417)	$(2,895,029)	$(6,499,417)	$(2,895,029)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.03)	$(0.04)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	31,079,491	27,287,442	30,246,761	27,287,442

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	For the Three Months Ended December 31, 2007	For the Three Months Ended December 31, 2006	For the Six Months Ended December 31, 2007	For the Six Months Ended December 31, 2006

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(606,388)	$(648,874)	$(1,202,646)	$(769,503)
Items not involving cash:
Amortization	666	565	1,291	1,131
Stock-based compensation	132,920	506,949	276,454	585,149

Net changes in non-cash working capital items:
Receivables	(31,635)	4,572	(24,842)	13,232
Prepaid expenses	36,380	3,557	34,892	33,473
Accounts payable	362,303	(87,111)	419,531	(27,007)
Accrued liabilities	(742,167)	16,597	(562,798)	(40,155)

	(847,921)	(203,745)	(1,058,118)	(203,680)

FINANCING ACTIVITIES
Shares issued for cash	(20,007)	-	15,088,528	-

INVESTING ACTIVITIES
Purchase of equipment	9,640	(12,881)	(16,609)	(31,842)
Expenditures on mineral properties, net of amortization	(4,316,405)	(2,203,790)	(10,924,673)	(4,544,338)
Accounts payable incurred for mineral property expenditures	(85,994)	50,268	(1,002,214)	(417,952)
Accrued liabilities incurred for mineral property expenditures	(46,340)	14,843	174,423	235,471

	(4,439,099)	(2,151,560)	(11,769,073)	(4,758,661)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,307,027)	(2,355,305)	2,261,337	(4,962,341)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,625,033	6,538,794	7,056,669	9,145,830

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,318,006	$4,183,489	$9,318,006	$4,183,489

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	Common Shares			Deficit Accumulated during the	Total
	Number	Amount	Contributed Surplus	Exploration Stage	Shareholders’ Equity

Balance, June 30, 2007	29,314,442	$38,205,738	$1,983,985	$(5,296,771)	$34,892,952

Common shares issued for private placement, net of issue costs	1,759,451	15,081,828	-	-	15,081,828
Common shares issued on exercise of options	10,000	6,700	-	-	6,700
Fair value of options exercised	-	6,558	(6,558)	-	-
Mineral property costs payable in shares	-	-	2,390,500	-	2,390,500
Stock based compensation	-	-	310,795	-	310,795
Net loss for the period ended December 31, 2007	-	-	-	(1,202,646)	(1,202,646)

Balance, December 31, 2007	31,083,893	$53,300,824	$4,678,722	$(6,499,417)	$51,480,129

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

Going concern and operations

The Company is engaged in the exploration and study of advanced stage copper exploration properties in Peru.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.  These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition agreements that will require future outlays of cash in order to maintain the properties in good standing or in order to fulfil contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

On December 20, 2007 Copper Bridge Acquisition Corp., China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. (collectively, the “Offerors”) offered to purchase, at a price of $13.75 cash per share, all of the issued and outstanding common shares of the Company on a fully diluted basis (Note 13).

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) They include the accounts of Northern Peru Copper Corp. and the following subsidiaries (collectively, the “Company”):

-

1327008 Ontario Ltd. (wholly-owned)

-

Eastpac Minerals Peru SA (wholly-owned subsidiary of 1327008 Ontario Ltd.)

-

Lumina Copper SAC (wholly-owned)

-

Minera Andes Del Norte SA (subsidiary of Lumina Copper SAC).

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES  (continued)

accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the fiscal year ended June 30, 2007 with the exceptions of Notes 2 (c) and (d) below, which were adopted on July 1, 2007.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the fiscal year ended June 30, 2007.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Financial Instruments

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, requires that all financial assets (except those classified as held to maturity) and derivative financial instruments must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.  Investments classified as held for trading are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses included in earnings for the period.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are not adjusted to fair market value.  The adoption of CICA 3855 on July 1, 2007 had no impact on the opening consolidated balance sheet of the Company.

(d)

Comprehensive Income

CICA Handbook Section 1530, “Comprehensive Income”, establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, in a statement of comprehensive income.  Comprehensive income is the change in the Company’s net assets arising from transactions, events and circumstances not related to the Company’s shareholders and includes items that would not normally be included in net earnings or losses such as unrealized gains or losses on available-for-sale investments.  CICA 3251, “Equity”, establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.  The adoption of CICA 1530 and CICA 3251 on July 1, 2007 had no impact on the opening consolidated balance sheet of the Company.

(e)

Comparative amounts

Certain amounts in the comparative period have been reclassified to conform with the current presentation.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

3.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value December 31, 2007

Furniture and equipment	$ 130,316	$ 26,479	$ 103,837

4.

MINERAL PROPERTIES

The Company's mineral properties are located in Peru.

	Galeno	Pashpap	Total

Balance, June 30, 2007	$33,572,605	$156,450	$33,729,055

Additions during period:
Property acquisition	5,024,566	-	5,024,566
Property exploration
Drilling	2,727,899	-	2,727,899
Geological	1,228,873	-	1,228,873
Engineering	1,182,220	-	1,182,220
Travel and accommodation	681,645	-	681,645
Geotechnical	597,812	-	597,812
Assays	482,147	-	482,147
Field office and administration	469,009	-	469,009
Metallurgical	449,366	-	449,366
Legal	285,091	35	285,126
Environmental	143,760	34,032	177,792
Equipment rental	33,316	-	33,316
Taxes and filing fees	15,921	986	16,907
Amortization	6,403	-	6,403
Expense recoveries	-	(7,164)	(7,164)

Balance, December 31, 2007	$46,900,633	$184,339	$47,084,972

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES   (continued)

(a)

Galeno Property

(i)

The Company holds a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 5 mining concessions.

The Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study and US $1,300,000 one year after the commencement of commercial production.

(ii)

The Company also owns all of the shares of two companies which, collectively, own a 100% interest in the Molino mining concession, subject to a 1% net smelter royalty.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.

(iii)

Pursuant to an agreement dated July 16, 2007 the Company acquired a small claim fraction on the margin of the Galeno and Molino concessions in consideration of a cash payment of US $2,000,000 and 175,000 common shares of the Company.  The payment of the cash and issuance of the shares were made in January 2008, upon the completion of title transfers in Peru.

(b)

Pashpap Property

The Company owns a 100% interest in 16 copper concessions located in northern Peru.

Pursuant to an agreement dated June 16, 2005, the Company granted an option to Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to earn a 51% participating joint venture interest in the Pashpap property in consideration of JOGMEC incurring a total of US $5,000,000 of exploration expenditures and completing 25,000 meters of drilling on the property before March 31, 2009.

In March and April, 2007, the agreement with JOGMEC was amended to include one additional concession that had been staked by the Company and to decrease the number of meters to be drilled by JOGMEC to 20,000 meters.

Upon JOGMEC earning a 51% interest in the property, a joint venture will be formed with each of JOGMEC and the Company contributing their pro-rata share of 51% and 49% respectively, towards future project costs.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

5.

RELATED PARTY TRANSACTIONS

(a)

The Company shares general and administrative expenses on a pro-rata basis with three other companies with certain directors in common.

These expenses include $5,735 (2006 - $4,778) for rental of office premises and $23,250 (2006 - $19,293) for management fees.  Included in accounts payable is an amount of $27,472 (2006 - $31,480) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

(b)

In August, 2007 the Company entered into an unsecured bridge financing facility for up to US $5,000,000 from a director.  The terms of the facility included interest at the rate of 10% per annum payable monthly on amounts advanced under the facility, a drawdown fee of 3% of the amounts advanced and a standby fee of $100,000.

A total of US $1,800,000 was drawn down on the facility.  This amount, plus interest, standby and drawdown fees of $178,935, was repaid in full in September, 2007.

6.

SHARE CAPITAL

(a)

Authorized

An unlimited number of common shares without par value.

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, June 30, 2007	29,314,442	$38,205,738

Issued for cash
Private placement, net of issue costs (Note 6(b)(i))	1,759,451	15,081,828

Exercise of options (Note 7(a))
- for cash	10,000	6,700
- fair value of options exercised	-	6,558

Balance, December 31, 2007	31,083,893	$53,300,824

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

6.

SHARE CAPITAL (continued)

(i)

Private placement

In September, 2007 the Company completed a private placement and issued 1,759,451 common shares at a price of $9.10 per share for proceeds of $15,081,828, net of issue costs of $929,176.

7.

STOCK OPTIONS

(a)

Options outstanding

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.  Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant.

A summary of the Company’s stock options as at December 31, 2007 and changes during the period then ended is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at June 30, 2007	1,813,000	$2.17

Exercised	(10,000)	0.67

Outstanding at December 31, 2007	1,803,000	$2.17

At December 31, 2007, the Company has outstanding stock options to purchase an aggregate 1,803,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.02	150,000	0.02
30,000	December 17, 2008	0.03	30,000	0.03
55,000	April 20, 2009	0.06	55,000	0.06
43,000	December 2, 2009	0.04	43,000	0.04
20,000	January 27, 2010	0.04	20,000	0.04
200,000	May 26, 2010	1.72	200,000	1.72
190,000	June 17, 2010	1.98	190,000	1.98
280,000	January 13, 2011	3.23	186,667	3.23
360,000	December 20, 2011	6.34	240,002	6.34

1,803,000		$2.17	1,589,669	$1.80

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

7.

STOCK OPTIONS (continued)

(b)

Stock based compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, June 30, 2007	1,813,000	$ 494,422	$ 1,983,985
Options vested	-	(310,795)	310,795
Options exercised	(10,000)	-	(6,558)

Unexercised options, December 31, 2007	1,803,000	$ 183,627	$ 2,288,222

Pursuant to the Company’s accounting policy for stock-based compensation, the fair value of options granted, and which vested during the period, in the amount of $310,795 (2006 - $646,765) has been recorded.  Of this amount, $276,454 (2006 - $585,149) has been expensed to management and administrative services, and $34,341 (2006 - $61,616) has been charged to deferred exploration costs.

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006

Risk-free interest rate	2.87% - 3.96%	2.87% - 3.79%
Expected dividend yield	-	-
Expected stock price volatility	74% - 126%	74% - 126%
Expected option life in years	2 - 3	2 - 3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.

CONTRIBUTED SURPLUS

Balance, June 30, 2007	$1,983,985
Fair value of options vested (Note 7(b))	310,795
Fair value of options exercised (Note 7(b))	(6,558)
Mineral property costs payable with shares (Note 4(a)(iii))	2,390,500

Balance, December 31, 2007	$4,678,722

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash financing and investing activities are as follows:

	For the Three Months Ended		For the Six Months Ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Amortization included in mineral property expenditures	$3,393	$2,387	$6,403	$4,276
Stock based compensation included in mineral property expenditures	$16,507	$51,343	$34,341	$61,616
Mineral property costs payable in shares	$241,500	$-	$2,390,500	$-

10.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral properties (Note 4), and certain equipment with a net book value of $92,828 (2006 - $61,158), which are located in Peru.

The Company operates in two geographical segments:  Canada and Peru.  Corporate administrative activities are conducted from Canada.

11.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and may involve significant uncertainties in matters of judgment and, therefore, cannot be determined with precision.  The fair values of these financial instruments approximate their carrying values due to their short term maturity.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

12.

COMMITMENTS AND CONTINGENCIES

(a)

On May 15, 2005, the Company entered into a Management Consultant Agreement with its President for the provision of management services to the Company in consideration of US $8,333 per month.

The Company also entered into an Executive Bonus/Retention Agreement dated May 15, 2006 with its President which provides for an aggregate of 30,000 bonus shares (10,000 bonus shares per year) as a retention bonus.  Pursuant to the terms of the agreement, the Company issued 10,000 common shares in May, 2006 with a fair value of $28,000 and 10,000 common shares in May, 2007 with a fair value of $106,000.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

12.

COMMITMENTS AND CONTINGENCIES  (continued)

This agreement also provides for a transaction bonus whereby, provided that its President is under contract with the Company at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn $70,000,000, a bonus of 40,000 common shares shall be paid.

(b)

In 2005, the Company purchased 398 hectares of surface rights from a Peruvian landowner, pursuant to a land transfer agreement.  The former landowner has filed an action seeking to nullify the land transfer agreement, or in the alternative, that a higher price be paid for the surface rights by the Company.  As well, the plaintiff is seeking damages. The Company believes the action is wholly without merit and has contested the action in the Peruvian law courts.  The extent and the amount of loss are undetermined at this time and no accrual has been made for any potential loss

(c)

In July, 2007 the Company entered into agreements with its directors and officers pursuant to which retention or compensation payments, in the aggregate of $1,645,000, would be payable upon the termination of services provided by these individuals to the Company in the event of a change of control of the Company.

13.

TAKE-OVER BID

On December 20, 2007 Copper Bridge Acquisition Corp., China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. (collectively, the “Offerors”) offered to purchase, at a price of $13.75 cash per share, all of the issued and outstanding common shares of the Company, including all shares issued or conditionally issued after December 20, 2007 upon the exchange or exercise of any options, upon satisfaction of contractual rights to acquire common shares, or in respect of bonus shares, other than common shares held by the Offerors or any of their affiliates.  The Offer is subject to certain terms and conditions being met including, but not limited to, the absence of material adverse changes, a minimum of 66 2/3% of the outstanding common shares, on a fully-diluted basis, being tendered under the Offer and receipt of certain regulatory approvals, including those from certain governmental ministries and departments of the People’s Republic of China (collectively, the “PRC approvals”).

The Offer is open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008, unless extended or withdrawn by the Offerors.

In the event the Offer does not complete due to certain events or actions described under the terms of an agreement among the Company and the Offerors, the Company may be required to pay a non-completion payment of $15,900,000, approximately 3.5% of the transaction value, and/or an expense reimbursement of up to $1,000,000.  If the Offerors withdraw the offer as a result of a failure to obtain the PRC approvals, the Company will receive $5,000,000.  In other circumstances, described in the agreement, the Offeror may be required to pay to the Company an expense reimbursement of up to $1,000,000.

On January 24, 2008 the Offerors announced that all required PRC approvals have been obtained in connection with the Offer.

During fiscal 2007, the Company had retained a financial advisor with respect to exploring strategic alternatives for the Company.  Upon the consummation of the Offer, a fee will be payable to the advisor.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited – Prepared by Management)

14.

SUBSEQUENT EVENTS

In January, 2008 the Company completed the acquisition of the claim fraction on the margin of the Galeno and Molino concessions (Note 4(a)(iii)) by making the cash payment of US $2,000,000 and issuing 175,000 common shares.

DECEMBER 31, 2007